PROSPECTUS SUPPLEMENT NO. 6 (To Prospectus dated December 22, 2006)	Filed pursuant to Rule 424(b)(7) Registration No. 333-139590

$345,000,000

priceline.com Incorporated

0.50% Convertible Senior Notes due 2011,
0.75% Convertible Senior Notes due 2013
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements and amends the prospectus dated December 22, 2006  covering resales from time to time by selling securityholders of our 0.50% Convertible Senior Notes due 2011 (the “2011 notes”) and 0.75% Convertible Senior Notes due 2013 (the “2013 notes” and together with the 2011 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement contains additional information about the selling securityholders. This prospectus supplement should be read in conjunction with the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks.  See “Risk Factors” beginning on page 7 of the prospectus, as well as risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

The date of this prospectus supplement is July 11, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to selling securityholders previously listed in the prospectus as set forth below. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Name	Aggregate Principal Amount of 2011 Notes Beneficially Owned and Offered	Percentage of 2011 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Credit Suisse Securities (USA) LLC (33)	$1,000,000	*	24,764
PBGC Maintenance (48)	$100,000	*	2,476

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(33)       Credit Suisse Securities (USA) LLC is a registered broker-dealer.

(48)       Chris Dialynas has voting and investment power.

Name	Aggregate Principal Amount of 2013 Notes Beneficially Owned and Offered	Percentage of 2013 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Goldman, Sachs & Co.(36)	$3,500,000	2.03%	86,676	(37)

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(36)       The Goldman Sachs Group, Inc. is the parent of Goldman, Sachs & Co. Goldman, Sachs & Co. is not an affiliate of us (the term “affiliate” as used here means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, us). Goldman, Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such persons holds or have held positions or offices in, or has or has had any material relationship with, is, our predecessors or affiliates. Please see the publicly filed reports for Goldman Sachs Group, Inc. available at www.sec.gov for a list of its directors and its executive officers. Goldman, Sachs & Co. is a registered broker-dealer.

(37)       In addition to the shares of common stock issuable upon conversion of the 2013 notes, Goldman, Sachs & Co. also holds 1,019,445 shares of our common stock or securities convertible into shares of our common stock (including 2011 notes convertible into 215,305 shares of our common stock), representing a total of 2.92% of our outstanding common stock.

The selling securityholders listed above do not have, and within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and, unless otherwise indicated, do not beneficially own in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) under the Exchange Act, using 37,890,242 shares of common stock outstanding as of May 1, 2007, and, for such holders, treating as outstanding the number of shares of common stock issuable upon conversion of all of the holder’s notes, but assuming no conversion of any other holder’s notes and not including shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holders).

If all of the notes or common stock convertible upon conversion of the notes are sold, the selling securityholders will no longer hold any notes and would not own in excess of 1% of our outstanding common stock (such percentage calculated as described above).